

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Stewart Lor
Chief Executive Officer
Powerbridge Technologies Co., Ltd.
Advanced Business Park, 9th Fl., Bldg. C2,
29 Lanwan Lane, Hightech District,
Zhuhai, Guangdong 519080, China

> **Re: Powerbridge Technologies Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 28, 2023**
> **File No. 001-38851**

Dear Stewart Lor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yu Wang